----------------------------------
                                                         OMB APPROVAL

                                              ----------------------------------
                                               OMB Number:            3235-0145
                                               Expires:        October 31, 1994

                                               Estimated average burden
                                               hours per form............ 14.90

                                              ----------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                        BEN FRANKLIN RETAIL STORES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    081499105
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Benjamin Raphan, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 573-4300
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                 August 9, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |X|.

     Check the following box if a fee is being paid with the statement|_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

                                       13D
- -------------------                                            -----------------
CUSIP NO. 081499105                                            Page 2 of 9 Pages
- -------------------                                            -----------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wechsler & Co., Inc.

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]

- --------------------------------------------------------------------------------
   3   SEC USE ONLY



- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC

- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York


- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF           1,290,836 (includes 801,677 shares issuable upon
     SHARES              conversion of convertible notes)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,290,836 (includes 801,677 shares issuable upon
                         conversion of convertible notes)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       Not Applicable
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,290,836 (includes 801,677 shares issuable upon conversion of convertible notes)

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [  ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.6%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          BD

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 9 Pages

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), issued by Ben Franklin Retail Stores, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 500
E. North Avenue, Carol Stream, Illinois 60188-2168.

Item 2.  Identity and Background.

         This statement is filed by (i) Wechsler & Co., Inc., a New York corporation ("WCI"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, and (ii) Norman J. Wechsler, Chairman of the Board, President and the principal shareholder of Wechsler & Co., Inc. and, as of August 9, 1996, Chairperson of the Official Committee of Subordinated Debenture Holders of the Issuer, in proceedings seeking an arrangement under Chapter 11 of the Federal Bankruptcy Code pending in the United States Bankruptcy Court for the North District of Illinois, Cases No. 96B-19482, etc. (together with WCI, the "Reporting Persons" and each, a "Reporting Person"). The address of the Reporting Persons is 105 South Bedford Road, Suite 310, Mount Kisco, New York 10549. Mr. Wechsler is a United States citizen.

         None of the Reporting Persons has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The 1,290,836 shares of Common Stock of the Issuer beneficially owned by the Reporting Persons were acquired with working capital funds of WCI. Of such number of shares, 489,159 shares held by WCI were acquired for an aggregate of $1,168,054.52 and $6,213,000 aggregate principal amount of 7 1/2% Convertible Subordinated Notes due June 1, 2003 (the "Notes") of the Issuer (convertible into 801,677 shares of Common Stock) were acquired for an aggregate of $4,021,705.25.

Item 4.  Purpose of Transaction.

         WCI acquired 95,700 shares of Common Stock and $2,405,000 aggregate principal amount of Notes held in its investment accounts for investment purposes and the 369,459 shares of Common Stock and the $3,808,000 aggregate principal

                                Page 3 of 9 Pages
amount of Notes held in its trading accounts pursuant to trading activities as a market maker for the Common Stock and Notes of the Issuer. Depending upon market conditions and other factors that the Reporting Persons may deem material, WCI may purchase additional securities of the Issuer for investment, in the open market or private transactions, or WCI may dispose of all or a portion of the securities of the Issuer WCI now owns or hereafter may acquire for the investment accounts of WCI. WCI intends to continue to engage in purchase and sale transactions in Common Stock and Notes of the Issuer through its trading accounts in connection with its market making activities.

         Except as set forth in this Item 4, the Reporting Persons have no current plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) According to the Issuer's Form 10-Q for the quarter ended December 31, 1995, there were outstanding 5,462,750 shares of Common Stock on January 31, 1996. The Reporting Persons beneficially own 1,290,836 shares of Common Stock (which amount includes 801,677 shares issuable upon conversion of $6,213,000 aggregate principal amount of Notes), comprising 20.6% of the issued and outstanding shares of Common Stock. WCI makes a market in the Common Stock and Notes of the Issuer and purchases and sales of Common Stock and Notes in its trading accounts constitute market making activities. WCI has the sole power to vote and dispose of the shares of Common Stock and Notes owned directly by it and Mr. Wechsler, in his capacity as the principal shareholder, Chairman of the Board and President of WCI, has the sole power to direct the vote and disposition of the shares of Common Stock owned directly by WCI.

         (c) During the last 60 days, WCI made the following purchases and sales of shares of Common Stock and Notes in open market transactions on the NASDAQ SmallCap Market:

                                Page 4 of 9 Pages

                           Market Making Transactions

                                No. of                          Price
  Transaction                   Shares                          Per
      Date                      Purchased                       Share
      ----                      ---------                       -----
June 21, 1996                   1,000                           $1.875
June 24, 1996                   1,000                            1.625
June 26, 1996                   1,000                            1.50
June 26, 1996                   1,000                            1.375
June 26, 1996                   1,000                            1.25
June 26, 1996                   1,000                            1.125
June 26, 1996                       8                            1.00
July 2, 1996                    1,000                            1.00
July 2, 1996                      250                            0.875
July 8, 1996                    1,000                            0.875
July 9, 1996                    1,000                            0.75
July 11, 1996                   1,000                            0.625
July 12, 1996                   1,000                            0.50
August 8, 1996                  1,000                            0.1875


                                Principal Amount                 Price per $100
                                of Notes                         Principal
                                Purchased                        Amount of Notes
                                ---------                        ---------------
June 21, 1996                   $ 10,000                         $55.00
June 24, 1996                     30,000                          52.00
June 26, 1996                     10,000                          50.00
July 8, 1996                      10,000                          47.00
July 8, 1996                      10,000                          45.00
July 11, 1996                     20,000                          30.50
July 18, 1996                     10,000                          26.00
July 30, 1996                     10,000                          15.50
July 30, 1996                  1,190,000                          12.00
July 31, 1996                     25,000                          11.50



                                Principal Amount
                                of Notes Sold
                                -------------
June 18, 1996                   $ 10,000                         $66.500
June 19, 1996                     50,000                          61.375
June 27, 1996                     10,000                          53.000
July 5, 1996                       5,000                          49.875
July 8, 1996                       6,000                          50.000
July 9, 1996                      12,000                          43.000
July 10, 1996                     10,000                          33.000
July 11, 1996                     20,000                          34.500
July 15, 1996                      5,000                          32.000

                                Page 5 of 9 Pages

                         Investment Account Transactions

                                No. of                           Price
  Transaction                   Shares                           Per
     Date                       Sold                             Share
     ----                       ----                             -----
August 8, 1996                  25,000                           $.25

                                                                 Price per $100
                                Principal Amount                 Principal
       Date                     of Notes Sold                    Amount of Notes
       ----                     -------------                    ---------------
  July 10, 1996                 $ 100,000                        $30.925
  July 10, 1996                   200,000                         33.000
  July 15, 1996                    25,000                         33.250
  July 30, 1996                   500,000                         13.000

         Except as reported above, the Reporting Persons have not effected any transactions in shares of Common Stock or Notes during the past 60 days.

         (d) The Reporting Persons affirm that no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this Item 5.

         (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth above, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to be filed as Exhibits.

Exhibit 1   Joint Filing Agreement by Norman
            J. Wechsler and Wechsler & Co., Inc.
            dated as of August 9, 1996

                                Page 6 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: August 16, 1996

                                        WECHSLER & CO., INC.

                                        By:  /s/ Norman J. Wechsler
                                             --------------------------------
                                             Norman J. Wechsler, President

                                             /s/ Norman J. Wechsler
                                             --------------------------------
                                             Norman J. Wechsler

                                Page 7 of 9 Pages

                                                                       EXHIBIT 1

         The undersigned hereby agree, pursuant to Rule 13-d- 1(f)(1) to file a joint statement on Schedule 13D and amendments thereto pertaining to their shares of Common Stock of Ben Franklin Retail Stores, Inc.

         This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other party hereto.

Date:  August 9, 1996

                                        WECHSLER & CO., INC.

                                        By:  /s/ Norman J. Wechsler
                                             -----------------------------
                                             Norman J. Wechsler,
                                             President

                                             /s/ Norman J. Wechsler
                                             -----------------------------
                                             Norman J. Wechsler

                                Page 8 of 9 Pages